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                                                     Filed by: ANTEC Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933

                                              Subject Company: ANTEC Corporation
                                                   Commission File No: 000-22336


         On January 18, 2001, ANTEC Corporation made a presentation at the Netlanta V2.001 conference in Atlanta, Georgia which contained information relating to its pending acquisition of Nortel Neworks' ownership interest in Arris Interactive L.L.C. and the development of a new company called Arris International Inc. The following is the slide show presented at the conference on January 18, 2001:

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                               ANTEC CORPORATION
                                 (NASDAQ:ANTC)

                               ROBINSON-HUMPHREY

                                NETLANTA V2.001

                    GEORGIA TECH CAMPUS -- ATLANTA, GEORGIA


                                JANUARY 18, 2001

                         BOB STANZIONE, PRESIDENT & CEO
                         JIM BAUER, INVESTOR RELATIONS


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                                 THE NEW ANTEC

Forward looking statements: The statements in this presentation that use such words as "believe", "expect", "intend", "anticipate", "contemplate", "estimate", or "plan" or similar expressions are forward-looking statements. Our business is dependent upon general economic conditions as well as competitive, technological, and regulatory developments and trends specific to our industry and customers. These conditions and events could be substantially different than we believe or expect and these difference may cause our actual results to differ materially from the forward-looking statements we have made or the results, which could be expected to accompany such statements. Specific factors which could cause such material differences include the following: Design or manufacturing defects in our products which could curtail sales and subject us to substantial costs for removal, replacement and reinstallation of such products; manufacturing or product development problems that we do not anticipate because of our relative experience with these activities; an inability to absorb or adjust our costs in response to lower sales volumes than we anticipate; unanticipated costs or inefficiencies from the ongoing consolidation of certain of our activities; loss of key management, sales or technical employees; decisions by our larger customers to cancel contracts or orders as they are entitled to do or not to enter into new contracts or orders with us because of dissatisfaction, technological or competitive changes, changes in control or other reasons; and inability as a result of our relative experience to deliver construction services within anticipated costs and time frames which could cause loss of business, operating losses and damage claims. The above listing of factors is representative of the factors which could affect our forward-looking statements and is not intended as an all encompassing list of such factors. In providing forward-looking statements we are not undertaking any obligation to update publicly or otherwise these statements, whether as a result of new information, future events or otherwise.
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                    ANTEC + Arris, LLC = Arris International

                               FOCUSED ENERGY...

         We are focused on broadband local access. Our combined strengths enable delivery of complete network solutions as well as products for high-speed data, voice and optical infrastructure for broadband networks. Our unique optical and digital technologies will accelerate the expansion of cable telephony.
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                    ANTEC + Arris, LLC = Arris International


On October 18th, ANTEC and Nortel Networks announced that ANTEC will acquire Nortel's interest in our joint venture company, Arris Interactive, LLC...

-        ANTEC acquires Nortel's 81.25% interest in the JV

-        The new Arris common stock outstanding will total 71.1 million

-        Nortel will own 46.5% of the new Arris common shares

- Existing ANTEC shareholders will own the remainder of outstanding shares

-        The new company will have a new name - Arris International

On December 15th, Nortel Networks and ANTEC provided updated on the transaction timing...
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                    ANTEC + Arris, LLC = Arris International


ARRIS INTERNATIONAL WILL BE UNIQUELY POSITIONED TO MEET INDUSTRY NEEDS FOR LOCAL BROADBAND ACCESS.

-        Ever increasing demand for bandwidth...

-        Competition in the local loop...

-        Requirement to create new revenue...


ARRIS INTERNATIONAL GROWTH GROWTH WILL BE DRIVEN BY:

-        explosive demand for cable telephony - $7B in 2004*

-        installed cable telephony footprint for over 12,000,000 lines

-        more diverse worldwide customer base

-        next generation optical and VoIP products

-        network upgrades and expansions

*Cahners Report
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END TO END SOLUTIONS -

TOTAL SYSTEM SUPPORT

[This slide depicts the entire system of the HFC Network - from the Home to the Headend. It includes pictures of the following parts and accessories: Taps, Passives, Cable Modems, Voice Ports, Line Extender, Splitter, Pedestals, Enclosures, TSP, Mini-Bridger, Optical Node, Fiber Loop, Splicer Enclosures, Track Link Software, Transmitter, 1550 TX, HDT, EDFA, RF MGMT, and CMTS.]
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FACILITIES


[Map depicting World headquarters in Duluth, Georgia and sales, manufacturing, R & D and other facilities around the World]
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BUSINESS MIX

MANAGEMENT ANTICIPATES THAT THE COMPANY'S REVENUE MIX FOR 2001E ON A PRO FORMA BASIS WILL APPROXIMATE THE FOLLOWING:

[PIE CHART ENTITLED "2001E Proforma Revenue Mix"

Outside Plant And Powering (11-14%)

Cable Telephony & Internet Access (49-53%)

Optical and Broadband Transmission (18-22%)

Supplies and Services (13-17%)]
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                    ANTEC + ARRIS, LLC = ARRIS INTERNATIONAL

An abrupt slowdown in worldwide telecom markets during the fourth quarter of 2000 caused ANTEC to take a more conservative outlook regarding FY01 results.....

- In late November AT&T Broadband notified ANTEC to hold shipment of all pending orders.

- ANTEC provided additional guidance based on anticipated changes in customer spending for infrastructure.

- Changes in industry and financial market conditions required that the bank facility related to the acquisition of Arris would need to be replaced.
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THE NEW ANTEC: FINANCIAL REPORT

However, revenue momentum continues driven by demand for bandwidth and services in the local loop.

[Bar Graph depicting the following:
1997 - $480 Million
1998 - $546 Million
1999 - $826 Million
2000 - $980-990 Million (est.)
2001 - $1,000-1,100 Million (est.)]
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THE NEW ANTEC - CORNERSTONE


Near Term Growth... The Cornerstone Voice System Today

Illustration depicting the technical system setup for Cornerstone Voice System from the Headend to the Home/Business.
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ARRIS INTERACTIVE: #1 MARKET POSITION


[Slide shows a map of the world and lists the following information about customers, locations and initial contract date:

-        Black Hills Fibercomm, South Dakota, Q3 99
-        AT&T, 8 cities, from Sept. 98
-        Cox, Orange Co., CA, October 97
-        Cox, San Diego, CA, June 98
-        Cox, Phoenix, AZ, Sept. 98
-        Time Warner, Rochester, NY, October 96
-        AT&T, Hartford, CT, October 96
-        Eastlink, Canada, Q3 99
-        Cox, Hartford, CT, January 98
-        Cox, Omaha, NE, December 97
-        TBA, Midwest, Q3 99
-        Otelco, Alabama, Q1, 99
-        Cablevision, Long Island, NY - July 97, Norwalk, CT, Feb. 99
-        Ironton Tel., Pennsylvania, Q2 98
-        Jones, Mid-Atlantic Q4 97
-        Globe, Newnan, GA, March 98
-        Knology, 5 cities Southeast, July 97, Q1 98, Q4 98
-        VTR TeleFonica, Santiago, Chile, June 97
-        CBTC, Sao Paulo, Brazil, August 99
-        Cablevision, Bariloche, Argentina, December 99
-        Castell, Netherlands, Q1 99
-        TSS, Germany, Q4 98
-        Priority, Austria, Q4 98
-        SPTA, Spain, Q4 98
-        CTC, Spain, Q1 99
-        Retecal, Spain, Q1 99
-        Jupiter Communications, Suginami, Japan, July 97
-        Titus Communications, Kashiwa, Japan, July 97
-        Bayantel, Manila, Philippines, July 99]


                        Over 1,300,000 lines in service
                              34 cities in service
                            25 operators in service
                                   >50% Share
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               Arris has shipped 12 million lines of HDT capacity
                         and over 1,000,000 voice ports

                        Over 1,380,000 Lines in Service

[Bar graph depicting the number of Cornerstone Cable lines in service during January, March, May, July, September and November during 1997, 1998, 1999 and 2000. Each bar is also split by area as follows: NTNA, Europe, CALA, Asia Pac, AT&T and Antec.]
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CORNERSTONE VoIP with Packet Port

THE NEXT STEP...CORNERSTONE PACKET PORT

INTEGRATED INTERNET TELEPHONY, VIDEO, AND INTERNET ACCESS GATEWAY

-        Voice Over IP - DOCSIS 1.1

-        Outside plant hardened

-        Based on proven Cornerstone technology

-        Low "lifeline" network power consumption

- Four traditional phone lines for Internet Telephony and local Ethernet connection (RJ45)

-        Continuous status monitoring

-        Adelphia, AT&T and Charter Announcements
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                             PACKET PORT EVOLUTION
                      TERMINALS FOR BROADBAND LOCAL ACCESS

[Illustration showing an arrow pointing to the left entitled "Increasing Convergence of Services" and showing (from left to right) a Voice Port and a Cable Modem, then a Packet Port, then a Converged Services Portal and a Voice-Enabled Cable Modem.]
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                          CORNERSTONE TODAY & TOMORROW

                             BROADBAND LOCAL ACCESS

                       [Slide shows the technical system
                         setup for the Cornerstone Voice
                      System, the Cornerstone Data System
                   and the Cornerstone Voice over IP system.]
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                          PACKET PORT HOME NETWORKING


[Illustration of a home with various computer system configurations

Options: 802.11B HomeRF Bluetooth]

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                          THE NEW ARRIS INTERNATIONAL
                          (A new name - A new Company)

-        In Conclusion...

         - Poised for growth, driven by the underserved demand for broadband local access.

         -        The leader in Cable Telephony with an immense installed base.

         -        Positioned for leadership in VoIP Technologies.

         -        A more diversified international base of customers.

UNLOCKING AND CREATING NEW VALUE FOR SHAREHOLDERS!
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SEC STATEMENT

ANTEC and the new holding company, currently named Broadband Parent
Corporation, will be filing a registration statement, which will contain a proxy statement of ANTEC and a prospectus of Broadband Parent Corporation, and other documents with the Securities and Exchange Commission (SEC). Investors and stockholders are urged to read the proxy statement/prospectus and any other relevant documents filed with the SEC when they become available because they will contain important information. Investors and stockholders will be able to receive the proxy statement/prospectus and other documents filed by ANTEC and the new holding company free of charge at the SEC's web site, www.sec.gov, or from ANTEC Investor Relations at 11450 Technology Circle, Duluth, Georgia
30097, Attention: James A. Bauer. ANTEC and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of ANTEC in connection with the realignment. Information about the directors and executive officers of ANTEC and their ownership of ANTEC stock is set forth in the proxy statement for ANTEC's 2000 annual meeting of stockholders held on May 4, 2000. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus when it becomes available.